Exhibit 99.5

SUPPLEMENTAL FINANCIAL INFORMATION
(Tabular amounts in thousands of U.S. dollars, except for per share amounts)

	2007	2006	2005	2004	2003	2002	2001	2000
Gross premiums written	$1,962,740	$1,932,750	$1,894,660	$2,001,806	$1,887,214	$1,352,962	$687,976	$432,953
Net premiums earned	1,842,118	1,766,497	1,791,943	1,778,374	1,711,909	1,106,568	563,698	363,567
Underwriting profit (loss)	(172,104)	21,273	49,789	39,418	(27,229)	1,663	4,932	(3,555)
Investment income	141,456	120,871	93,035	74,266	56,226	41,298	33,940	30,013
Net realized gains	52,111	28,987	38,239	20,392	41,466	10,353	7,801	7,032
Net income	(18,526)	123,309	135,008	101,014	60,877	50,644	29,018	18,496
Shareholders' equity	940,801	900,962	804,715	666,501	553,343	390,896	336,789	182,356
Total Assets	4,657,405	4,048,338	3,795,194	3,519,392	2,849,636	1,903,338	1,115,900	784,972
Retained earnings	521,165	560,126	460,050	334,468	233,454	172,577	121,933	92,915
Key Indicators
NPW to Statutory Surplus ratio	1.6	1.6	1.9	2.2	2.9	3.1	2.2	2.5
Interest Coverage ratio	0.9	5.9	7.2	6.7	5.2	7.6	7.1	4.9
Senior debt to Capitalization ratio	31%	24%	23%	25%	22%	28%	21%	35%
Claims ratio (%)
Company	78.0%	69.9%	68.3%	70.9%	74.5%	71.4%	70.6%	68.9%
Industry - Canadian	62.9%	58.4%	63.3%	61.9%	69.0%	74.5%	78.0%	74.6%
Expense ratio (%)
Company	31.3%	28.9%	28.9%	26.9%	27.1%	28.4%	28.5%	32.1%
Industry - Canadian	29.5%	31.7%	28.9%	28.2%	30.2%	31.2%	33.4%	33.8%
Combined ratio (%)
Company	109.3%	98.8%	97.2%	97.8%	101.6%	99.8%	99.1%	101.0%
Industry - Canadian	92.4%	90.1%	92.2%	90.1%	99.2%	105.7%	111.4%	108.4%
Return on equity (%)
Company	(2.0%)	14.5%	18.4%	16.6%	12.9%	13.9%	13.3%	10.6%
Industry - Canadian	15.8%	19.6%	18.7%	20.6%	12.2%	2.1%	2.0%	6.5%
Investment Yield (%)
Total return yield*	6.1%	5.2%	3.2%	4.9%	6.9%	6.2%	7.6%	10.7%
Total realized return	5.9%	5.0%	4.7%	4.0%	5.7%	4.9%	6.4%	7.4%

Book value per share
At year end	$16.95	$16.12	$14.25	$11.86	$9.91	$8.01	$6.92	$5.35
Annual increase	5.1%	13.2%	20.2%	19.7%	23.7%	15.8%	29.3%	9.0%
Earnings per share
Basic	$(0.33)	$2.19	$2.39	$1.80	$1.16	$1.04	$0.78	$0.54
Diluted	$(0.33)	$2.17	$2.37	$1.79	$1.15	$1.02	$0.77	$0.54
Weighted average number of shares outstanding
Basic	55,657	56,234	56,423	56,124	52,307	48,743	37,202	33,985
Diluted	55,944	56,869	56,963	56,549	52,771	49,427	37,856	34,341

All financial information relating to the Canadian insurance industry for the years 2000 to 2006 was obtained from IAO Actuarial Consulting Services Inc., The Quarterly Report. Information for the 2007 year was obtained from The Office of the Superintendent of Financial Institutions Canada, Financial Data - Property & Casualty Insurance Companies.

All information relating to the U.S. insurance industry was obtained from A.M. Best - Special Report.

 *Total return yield includes the change in unrealized gains/(losses) on the investment portfolio.

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